Exhibit 99.1

Commtouch Provides Fourth Quarter and Year End 2005 Results

MOUNTAIN VIEW, Calif.--(BUSINESS WIRE)—February 21, 2006 -- Commtouch® (NASDAQ: CTCH), the developer of ground breaking RPD™ technology for real time anti-spam and Zero-Hour™ virus protection, today announced its fourth quarter and 2005 year end results.

Revenues for the fourth quarter 2005 were more than double those of the fourth quarter of 2004, and grew by 20% in comparison to the third quarter 2005, from $1,048,000 for the third quarter to $1,257,000 during the fourth quarter of 2005.

Deferred revenues (long term and short term) as at December 31, 2005 were $1,919,000, compared to deferred revenues of $1,200,000 as at December 31, 2004 and $1,834,000 as at September 30, 2005.

Net loss for the quarter was $469,000 compared to $412,000 in the third quarter 2005, and $2,554,000 in the fourth quarter 2004.

Revenues for the year ended December 31, 2005 grew by approximately 158% over those of fiscal year 2004; $3,925,000 for 2005 compared to $1,523,000 in 2004. Net loss for the year ended December 31, 2005 was $2,690,000 compared to $7,193,000 in 2004. Net loss attributable to ordinary and equivalently participating shareholders for the year was $4,441,000, which included non-cash amortization totaling $1,751,000 relating to the Series A Preferred Share beneficial conversion feature.

Cash and marketable securities at December 31, 2005 was approximately $6,486,000 compared to $4,149,000 as of December 31, 2004 .

“2005 was a very positive year for the company from a technological, marketing and sales standpoint,” stated Gideon Mantel, CEO of Commtouch. “We were very encouraged to see that the company achieved positive cash flow from operations during the fourth quarter.”

Business Updates

The company:

1.	Achieved its tenth consecutive quarter of revenue growth in the fourth quarter of 2005, and sees this trend continuing in the first quarter of 2006.

2.	Expects operational expenses to drop in the first quarter of 2006 compared to the fourth quarter of 2005.

3.	Has been experiencing a high rate of renewal business, especially with its OEM partners, which is a key element to continued growth for the company.

4.	Sees strong demand continuing for messaging security products, with global interest in the company’s products remaining high. The company will continue to sign new OEM partners during 2006.

About Commtouch

Commtouch Software Ltd. (NASDAQ:CTCH - News) is dedicated to protecting and preserving the integrity of the world's most important communications tool — email. Commtouch has 15 years of experience developing messaging software, and is a global developer and provider of proprietary anti-spam and Zero-Hour virus protection solutions. Using core technologies including RPD Recurrent Pattern Detection, the Commtouch Detection Center analyzes billions of email messages per month to identify new spam and malware outbreaks within minutes of their introduction into the Internet. Integrated by over 30 OEM partners, Commtouch technology protects thousands of organizations, with over 35 million users in 100 countries. Commtouch is headquartered in Netanya, Israel and has a subsidiary in Mountain View, CA. For more information, see: www.commtouch.com, including the Commtouch online lab detailing spam statistics and charts.

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," "anticipate," or "believe" are forward-looking statements. These statements are based on information available to us at the time of the release; we assume no obligation to update any of them. The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth or deterioration in the Internet market, commerce and the general economy, both domestic as well as international; fewer than expected new-partner relationships; fewer than expected license agreements resulting from Commtouch's exclusive rights to market DCC; competitive factors including pricing pressures; technological developments, and products offered by competitors; the ability of our OEM partners to successfully penetrate markets with products integrated with Commtouch technology; a slower than expected acceptance rate for real time AV solutions in general and the Commtouch Zero-Hour(TM) Virus Protection product in particular; availability of qualified staff for expansion; technological difficulties and resource constraints encountered in developing new products, such as the Zero-Hour solution; and the failure of Commtouch to meet The NASDAQ Capital Market's listing standards in the future, as well as those risks described in the text of this press release and the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

Recurrent Pattern Detection, RPD and Zero-Hour are trademarks, and Commtouch is a registered trademark, of Commtouch Software Ltd. U.S. Patent No. 6,330,590 is owned by Commtouch.

______________________
Contact:

     Commtouch Software Ltd.
     Gary Davis, 650-864-2000
     media@commtouch.com

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COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(USD in thousands)

	December 31,	December 31,
	2005	2004(a)

Assets
Current Assets:
Cash and cash equivalents	$3,986	$4,149
Marketable Securities	$2,500	—
Trade receivables, net	355	97	(a)
Prepaid expenses and other accounts receivable	168	111

Total current assets	7,009	4,357

Long-term lease deposits	18	53
Equity investment in Imatrix	48	248
Severance pay fund	547	484
Property and equipment, net	373	337

	$7,995	$5,479

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	321	245
Employees and payroll accruals	617	462
Accrued expenses and other liabilities	301	415
Short-term deferred revenue	1,533	692	(a)

Total current liabilities	2,772	1,814

Long-term deferred revenue	386	508	(a)
Accrued severance pay	638	564

	1,024	1,072

Shareholders’ equity	4,199	$2,593

	$7,995	$5,479

(a) Certain amounts from prior years have been reclassified to conform to the current presentation.

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(USD in thousands, except per share amounts)

	Three Months ended		Year Ended

	Dec. 31	Dec. 31	Dec. 31	Dec. 31
	2005	2004 (a)	2005	2004 (a)

Revenues	$1,257	$590	$3,925	$1,523

Cost of revenues	181	162	700	637

Gross profit	1,076	428	3,225	886

Operating expenses:
Research and development	417	432 (a)	1,524	1,564 (a)
Sales and marketing	602	779	2,476	3,691
General and administrative	540	466 (a)	1,881	1,824 (a)
Amortization of stock-based employee deferred compensation	—	—	—	30

Total operating expenses	1,559	1,677	5,881	7,109

Operating loss	(483)	(1,249)	(2,656)	(6,223)
Interest and other expense, net	47	(1,278)	141	(880)
Equity - loss of affiliate	(33)	(27)	(175)	(90)

Net loss	(469)	(2,554)	(2,690)	(7,193)
Amortization of beneficial conversion feature relating to convertible Series A Preferred Shares	—	—	(1,751)	—

Net loss attributable to ordinary and equivalently participating shareholders	$(469)	$(2,554)	$(4,441)	$(7,193)

Basic and diluted net loss per share	$(0.01)	$(0.06)	$(0.09)	$(0.18)

Weighted average number of shares used in computing basic and diluted net loss per share	53,148	42,616	47,406	39,969

(a) Certain amounts from prior years have been reclassified to conform to the current presentation.